Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
United States of America

March 11, 2021

Dear Sirs,
Notice of Disclosure filed in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020, under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 11, 2021, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

Sincerely,

/s/ Linda M. Coulter

Linda M. Coulter
General Counsel Corporate and Company Secretary

Royal Dutch Shell plc